INVEST IN **VAQAT**

Outsource task-based projects in the form of micro-internships to vetted interns


vaqat
Find your new micro-intern

vaqat.com Wilmington Delaware

Technology B2B Service

LEAD INVESTOR



Gale Wilkinson Managing Partner @ VITALIZE

VITALIZE is passionate about Vaqat's mission to redefine internships and early-career talent pipelines for both companies and students. Since launching earlier this year, the company has shown early signs of efficacy in its unique offering - it has grown key product KPIs such as the number of companies, universities, posted projects, and GMV on its platform by more than 100% since Q1 while working with large consulting firms including Bain and BCG. The team is scrappy and is running an extremely efficient operation while burning only $3.5K per month. Despite being a first-time founder, references spoke highly of the Founder/CEO's ability to execute, coachability, and commitment to the business and VITALIZE is excited to support Vaqat through its journey.

Invested $2,500 this round

Highlights

1. Already working with 84 companies including Bain and BCG
2. The product solves a clear need in the market
3. The company is growing its student base by 16% every month
4. Strong growth since Q1; fully bootstrapped

Our Team



Daniel Robaczewski CEO

Before founding Vaqat, Daniel was a management consultant at Oliver Wyman and Delta Partners, where he advised clients on 4 continents.



Artur Figiel VP OF TECHNOLOGY

Prior to Vaqat, he was a senior manager at Netguru, a leading Polish software house. He has more than 8 years of experience in programming and managing distributed teams.



Karol Karpiński FRONT-END DEVELOPER

He has almost 6 years of experience in front-end technologies and developing mobile apps. His previous products are used by millions of users each month



Vitalina Moskalenko FRONT-END DEVELOPER

Her coding journey started in 2010 with back-end technologies, but Vita quickly found her true calling in user-friendly front-end development and React.

Pitch

vaqat

Improving college hiring through task-based projects



Daniel Robaczewski
daniel@vaqat.com

Hi, I'm Daniel and I founded Vaqat as a solution to my personal challenges I faced first as a student, and then as a consultant



Daniel Robaczewski
Founder & CEO
worked in:

5+ years at management consulting firms, often working 100h+ weeks

OliverWyman · DELTA PARTNERS

2+ years of internships completed while at college to find a desired career

NAUTA CAPITAL (venture capital) · ROCKET INTERNET (startup development) · BNP PARIBAS (banking) · (insurance) · Riverside (private equity) · FLAT6LABS (venture incubator) · Google (technology) · pwc (consulting) · Socialatom (venture capital)

Vaqat is a platform where companies outsource intern-like tasks to pre-vetted students and can hire the best of them full-time


Find your new micro-internship

Every employee of a registered company...
Once a company registers, each employee can create his / her own profile under the company account

... can outsource intern-like tasks...
Employees can outsource intern-like tasks, such as market research, translations or slide development

... to verified students...
Students' skills are verified through our built-in assessments (e.g., Excel or Python) and previous feedback reports

... who could turn into future employees!
Project performance report is shared with the company's HR, which can identify top candidates for future recruitment

With Vaqat, employees get extra support, recruiters identify top talent, and students explore various careers



Employees
- Outsource tasks to improve work life balance and job satisfaction
- Get matched with motivated students from leading universities
- Get extra support within hours for a few hours, days or weeks

Recruiters / Executives
- Assess potential candidates in a real work environment
- Build relationships with students globally and early on
- Provide an employee perk to existing staff by allowing them to work less

Students
- Get relevant work experience
- Explore various careers without committing to one full-time
- Expand professional network
- Get paid for every project

We've validated the supply side by attracting 1,350+ students in 37 countries just through the word of mouth

Number of registered[1] students
(#, cumulative)


16%
433
654
890
1,113
1,226
1,272
1,321
1,343
1,373
Summer break & exams
January
February
March
April
May
June
July
August
September

4 Career Team partnerships	Career Teams at London Business School, Nova SBE, ESADE and AUB have promoted Vaqat for free to their students
178 universities	Our talent base comes from 178 schools, such as Stanford, UCL, LBS, ESADE, WHU, Nova SBE, Bocconi, and AUB
25 majors	Most represented majors are business, economics, engineering and finance
37 countries	Students come from the UK, US, Germany, Poland, Lebanon, Spain, France, Portugal, Canada, South Africa, Singapore and more
72 languages	Most spoken languages (except for English) are French, Spanish, Arabic, German, and Mandarin
Gender split	43% of registered students are women

We've also proven the demand side by facilitating 50+ projects across various company stages, industries and countries

GMV generated
(USD)


434
1,470
1,420
1,788
2,906
1,792
2,100
2,682
1,910
Internship period
January
February
March
April
May
June
July
August
September

We've organically attracted 61 corporates and startups

BAIN & COMPANY · BCG · OC&C · Wolt · ARENA · KURA · SPIRAL TECHNOLOGY

We've facilitated projects across various industries

Consulting · eSports · Health Tech / Pharma · AR/VR · Venture Capital · Food & Beverages · Automotive · Events

We've connected users in 11 countries on 3 continents

Large and small clients have recognized our value offering and have become repeat customers

have become repeat customers

Bain & Company

Description: One of the top 3 consulting firms globally with 13k FTEs and $6B in revenue

Number of projects: 10 projects completed

Project focus: Market research, store checks, translations

Students from: Stanford, U. of Chicago, Rutgers U., Witten U., Goethe U., Warsaw School of Economics

Comments:

1. Bain outsourced **work usually done by analysts after hours or on weekends**
2. Bain marked students for **future recruitment early-on** (freshmen) and **internationally** (US, Germany, Poland)
3. Bain's HR considers rolling out Vaqat as an **employee perk** in an EU office – all consultants would get a monthly budget to spend on the platform to improve their work-life balance

Mentalyc

Description: US-based pre-seed Health Tech startup backed by Berkeley Skydeck & EF

Number of projects: 12 projects completed

Project focus: Data cleanup, NLP model development, data scraping, social media, technical research, feature development

Students from: London Business School, WHU, IE University, AUB, UCL, Bocconi, Lebanese American Uni.

Comments:

1. Mentalyc outsourced tasks, for which the **founders didn't have time capacity or internal capabilities**
2. The team was looking for extra support from **smart and motivated talent at an affordable price**
3. Vaqat could provide them with **candidates available immediately**, in contrary to other solutions they had leveraged before (Berkeley student clubs, LinkedIn, etc.)

We take a cut of each project, but we plan to also add a SaaS fee, monetize the recruitment data, and implement add-on features

20% Commission

Vaqat takes 20% of every transaction, and students' hourly rates are pre-defined[1]:

$5 / h	Base rate for students who have just joined Vaqat
+$5 / h	Bonus for completing a profile and submitting a resume
+$10 / h	Bonus for passing built-in skill assessments (each skill increases the hourly rate by $0.5-$1.5 / h)
+$10 / h	Bonus for positive feedback (the rate increases by $0.5-$2 / h depending on the score)

+

SaaS fees
- Monthly fee will partially convert into on-platform credits and unlock premium features, such as psychometric data or team budget management

Recruitment data
- We can match companies with top candidates pre-vetted by other Vaqat users
- Data can be either packaged into CV books with best talent or monetized on a case-by-case basis

Marketplace add-ons
- Paid project promotion via WhatsApp / SMS
- Urgent staffing fee
- Exclusive hire fee (i.e., the student cannot take a new project with a competitor for 2 months)

Others
- Affiliate links with EdTech platforms (Coursera, Udemy, etc.)
- Mentorship and interview preparation services for students

Vaqat can become a valuable business even with a commission-only revenue stream and student-only focus[1]

Market size approach

251 million students globally × 10% of willing and eligible candidates

×

$15 / h compensation on average × 240h of projects completed annually

×

20% take rate

=

$18 billion market

Revenue potential approach

2,400 active companies × 50 projects each month

×

$350 average project value × 12 months

×

20% take rate

=

$100 million revenue per year

forward-looking projections cannot be guaranteed.

We still have a first-mover advantage, as the competition either has a different value proposition or is at a nascent stage



Relevant experience
Irrelevant experience
Conventional internships
Short assignments
WayUp
Chegg
INTERNSHALA
Handshake
Full-time internships
vaqat
$4m in funding, focused only on startups in the US & Canada; limited recruitment focus
pangea.app
WORLD INTERNSHIPS
Intern Group
Students pay for the internship placements
Theoretical, unpaid case studies for students
Forage
No recruitment value; no career development
fiverr.
Upwork

	vaqat	Freelance platforms	Internship boards
Employable talent	✓	✗	✓
Immediate staffing	✓	✓	✗
Skill verification	✓	✗	✗
Simple logistics	✓	✓	✗
Career focus	✓	✗	✓

Vaqat's remote-first team has 6-10 years of work experience in strategy, software development, marketing and product design



Daniel Robaczewski	Artur Figiel	Karol Karpinski	Michal Foksa	Safvan Vali	Marta Robaczewska
Founder & CEO	CTO (back-end dev.)	Front-End Developer	QA Tester	Performance Marketing Lead	UI/UX Lead (interim)
London Business School	Cracow University of Technology	Bialystok University of Technology	WSB in Wroclaw	The Manchester University	University of the Arts London
7 years of experience	8 years of experience	6 years of experience	8 years of experience	10 years of experience	6 years of experience
Oliver Wyman, Delta Partners	netguru		EY	travelstart, Property Finder	ADNOC, Remote-How

We're raising a $650k SAFE to accelerate our growth and reach $100k monthly revenue ahead of the next round

Use of funds
(USD thousands)

Existing team:
- 1x CEO
- 1x Back-end developer
- 2x Front-end developer
- 1x QA tester
- 1x UI/UX Designer


650
280
• 1x Performance Marketing
New hires:
• 1x product manager
• 1x Back-end developer
• 1x Marketing (brand)
• 1x B2B Salesperson
• 1x Customer Experience
150
125
35
60
Total funding
Team
New Hires
Marketing
Legal
Others

Currently, we have **$400k soft-committed** by Untapped Capital (round lead), Notion Capital, a San Francisco-based angel syndicate, and a few individual angels

vaqat

Thank you!

DANIEL ROBACZEWSKI
daniel@vaqat.com
+971 55 959 6806 / +48 789 467 552

www.vaqat.com

Projects vary from simple tasks such as translations to more complex engagements involving data scraping or data analysis

Company	Location	Project description	Duration	Student's university
BAIN & COMPANY	Poland	Conduct a "store check" in several physical locations (positioning & branding analysis)	20h	Stanford University (US)
BAIN & COMPANY	Poland	Translate a document to German	12h	Warsaw School of Economics (Poland)
ARTEFACT	United Arab Emirates	Complete a market research analysis using public tourism databases	8h	American University of Beirut (Lebanon)
Eccleston Associates	United Kingdom	Develop a dashboard in Power BI	68h	London Business School (UK)
Odyssey	United Kingdom	Create a financial model for the CEO (ex-MD at Macquarie Group)	92h	IE University (Spain)
m	United States	Develop a data scraping algorithm	12h	WHU (Germany)

confidential

The principal use cases for companies are intern-ready, non-confidential tasks that could easily be explained (1/2)

	Consulting Firms	Investment Banking	Law Firms
Use cases	• Benchmarking & desktop research • Mystery shopping • Simple slide creation • Dummy model creation • Basic data analysis	• Company profile development • Benchmarking & desktop research • Slide creation avoiding DTP / Presentation team backlog	• Legal research • Register of Prohibited Clauses analysis • Translations • VDR management & tracking
Examples	• "Identify license prices for 2.4 GHz auctions in Europe." • "Conduct 20 interviews to assess brand awareness." • "Change a model input tab from regional to city level."	• "Prepare slides on Company X outlining their products & services listed on their website." • "Summarize key trends in the e-sports industry." • "Prepare KPI benchmarks for an IPO transaction using public sources."	• "Compare a set of clauses with the Register of Prohibited Clauses and mark conflicts." • "Compare a set of regulations between the US and the UK." • "List document names uploaded onto VDR and assign jurisdiction."

confidential

The principal use cases for companies are intern-ready, non-confidential tasks that could easily be explained (2/2)

	Technology	Business Development	Marketing
Use cases	• Coding • Website creation & maintenance • QA and User Testing • Application integration	• Lead generation • Mystery shopping • Pitch deck creation • CRM maintenance • Investors relations • Call Center support	• Social Media management • Search Engine Optimisation • Graphic Design • Email marketing
Examples	• "Write an automation script." • "Create a website in Webflow." • "Identify key bugs in the application." • "Integrate CMS programs and data feeds into a website."	• "Track key KPIs and share regular reports." • "Create a database of VCs investing in HR Tech in the US." • "Clean up a CRM database."	• "Create and post social media content." • "Write blog posts using selected keywords." • "Create product's mock-ups." • "Develop an email template in HTML."

Downloads

Vaqat pitch deck.pdf